Exhibit 21.1
Subsidiaries of WebSideStory, Inc.

Name	Jurisdiction of Formation
WebSideStory Search and Content Solutions, Inc.	California
Visual Sciences, LLC	Delaware
HitBox, Inc.	California
WebSideStory SAS	France
WebSideStory Holding B.V.	The Netherlands
WebSideStory Callcenter and Service B.V.	The Netherlands
WebSideStory UK Limited	The United Kingdom